Commtouch Reports 34% Fourth Quarter Revenue Increase and Full Year 2010 Financial Results

Sunnyvale, Calif. – February 9, 2011

Fourth Quarter 2010:

•	Total Revenue: $5.4 million, representing a 34 percent increase year over year
•	Non-GAAP Net Income: $1.4 million, representing 29 percent growth year over year
•	Non-GAAP EPS: $0.06, representing a 50 percent increase year over year

Fiscal Year 2010:

•	Total Revenue: $18.2 million, representing a 20 percent increase year over year
•	Non-GAAP Net Income: $5.4 million, representing 32 percent growth year over year
•	Non-GAAP EPS: $0.22, representing a 38 percent increase year over year

Commtouch® (NASDAQ: CTCH), a leading Internet Security solution provider, today announced its fourth quarter and full year results, for the period ending December 31, 2010.

During 2010, the company acquired the antivirus business of Command, signed new customers and expanded its engagements with existing ones for its broadened security suite. The company also surpassed its growth objective with a 20% increase in revenues, and achieved a 32% increase in net income. These strong business indicators at the end of 2010 underlie management’s expectations of continued long-term performance and growth.

Fourth Quarter and Full Year 2010 Financial Highlights:

•
Revenues for 2010 increased by 20% to $18,161 thousand, compared to $15,189 thousand in 2009. Revenues for the fourth quarter of 2010 increased by 34% to $5,377 thousand, compared to $4,014 thousand in the fourth quarter of 2009.

•
Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for 2010 decreased by 15% to $4,403 thousand, compared to $5,160 thousand in 2009. For the fourth quarter of 2010, US GAAP net income was $1,667 thousand compared to net income of $3,179 thousand in the fourth quarter of 2009. GAAP net income in the fourth quarter of 2010 included a tax benefit of $1,029 thousand stemming from a deferred tax asset, compared to a tax benefit of $2,404 thousand in the fourth quarter of 2009.

•
GAAP earnings per diluted share for 2010 were $0.18, a decrease of 10 percent, compared to $0.20 for 2009. GAAP earnings per diluted share for the quarter were $0.07, a decrease of 46 percent, compared to $0.13 in the fourth quarter of 2009.

•
Non-GAAP net income for 2010 increased by 32% to $5,405 thousand, compared to $4,101 thousand in 2009. Non-GAAP net income for the fourth quarter of 2010 increased by 29% to $1,430 thousand, compared to $1,111 thousand for the fourth quarter of 2009.

•
Non-GAAP earnings per diluted share for 2010 were $0.22, an increase of 38 percent, compared to $0.16 for 2009. Non-GAAP earnings per diluted share for the quarter were $0.06, an increase of 50 percent, compared to $0.04 for the fourth quarter of 2009.

•	Deferred Revenues (long-term and short-term) as of December 31, 2010 were $4,142 thousand compared to $4,457 thousand in deferred revenues as of September 30, 2010.

•
Cash as of December 31, 2010 was $13,432 thousand, compared to $17,275 thousand as of December 31, 2009. The decrease is primarily due to the initial payment of $4.6 million for the acquisition of the Command antivirus division plus the amount expended in the share buy-back program and less the positive operating cash flow and warrants exercised, as mentioned below.

•
Operating cash flow for 2010 was $4,317 thousand, compared to operating cash flow of $5,082 thousand in 2009. In the fourth quarter of 2010, operating cash flow was $802 thousand, compared to $1,844 thousand in the fourth quarter of 2009, a difference primarily due to payment timing. During the fourth quarter, 416 thousand warrants were exercised for a sum of approximately $730 thousand, which brings the total outstanding warrants to nearly zero.

•
During the fourth quarter, the company completed the execution of its 2010 share buy-back program. As of December 31, 2010, the company had expended a total of $3,820 thousand for the repurchase of 1.03 million ordinary shares at an average price of $3.71 per share.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

2010 Business Highlights:

2010 business highlights include:
•
In September, Commtouch closed its acquisition of the Command Antivirus® division of Authentium. During the fourth quarter of 2010, Commtouch signed multiple contracts for the Command Antivirus product and significantly improved the product’s public benchmark ranking.

•	Commtouch continued expanding its customer base, particularly in the Asian market, and made significant inroads in selling its GlobalView™ URL Filtering offering to both new and existing customers.
•	Commtouch released its seventh generation Recurrent Pattern Detection™ technology platform.
•	Commtouch released new products for the service provider market, including the Microsoft Exchange Connector and Outbound Spam Protection.
•	On January 1, 2011, Ido Hadari took over the role of chief executive officer, and in mid-December 2010, Lior Samuelson became chairman of the board of directors.

“We are pleased with the results of 2010, especially with the rapid integration of Command Antivirus into our operations and consolidated offering,” said Mr. Hadari. “We have already started harvesting a number of the synergies from the deal. We are seeing increased interest in our broad combination of Internet security solutions. Each of our product lines is best-of-breed, and combined, they further benefit our customers with reduced total cost of ownership and increased operational simplicity.”

Mr. Hadari continued: “We are entering the year with a broad Internet Security offering, a strong customer base of more than 150 leading solution providers and solid financials. These assets form the foundation of our confidence in continued growth in 2011 and beyond.”

Business Outlook

Full year 2011 revenues are expected to grow to between $22.5 million and $23.5 million.

Net income for 2011 is expected to reach between $6.2 million and $6.7 million on a non-GAAP basis.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization of acquired intangible assets, deferred taxes and acquisition related costs. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, February 9, 2010, at 10 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:
US Dial-in Number: 1 888 407 2553
Israel Dial-in Number: 03 918 0644
International Dial-in Number:  +972 3 918 0644
at:
10 a.m. Eastern Time, 7 a.m. Pacific Time, 3 p.m. UK Time, 5 p.m. Israel Time

The call will also be simultaneously broadcast from a link on Commtouch’s website.

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: http://www.commtouch.com/ir.

About Commtouch

Commtouch® (NASDAQ: CTCH) provides proven Internet security technology to more than 150 security companies and service providers for integration into their solutions. Commtouch’s GlobalView™ and patented Recurrent Pattern Detection™ (RPD™) technologies are founded on a unique cloud-based approach, and work together in a comprehensive feedback loop to protect effectively in all languages and formats. Commtouch’s Command Antivirus utilizes a multi-layered approach to provide award winning malware detection and industry-leading performance. Commtouch technology automatically analyzes billions of Internet transactions in real-time in its global data centers to identify new threats as they are initiated, enabling our partners and customers to protect end-users from spam and malware, and ensure safe, compliant browsing. The company’s expertise in building efficient, massive-scale security services has resulted in mitigating Internet threats for thousands of organizations and hundreds of millions of users in 190 countries. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary with offices in Sunnyvale, California and Palm Beach Gardens, Florida.

Stay abreast of the latest messaging and Web threat trends all quarter long at the Commtouch Café: http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch, Authentium, Command Antivirus and Command Anti-malware are registered trademarks of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the expectation of continued long term performance and growth, and b) the company’s optimistic business outlook for 2011 and beyond, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Ron Ela
Chief Financial Officer
Tel: (US) 650-864-2291
       (Int’l) +972-9-8636813
ron.ela@commtouch.com

Investor Relations Contact
Ehud Helft / Kenny Green
CCG Investor Relations
Tel: (US) 646-201-9246
       (Int’l) +972-3-607-4717
commtouch@ccgisrael.com

Media Contact (Israel)
Gal Levanon-Levy
Scherf Communications
Tel. +972-52-720-2709
gal@scherfcom.com

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$5,377	$4,014	$18,161	$15,189

Cost of revenues	904	635	2,918	2,260

Gross profit	4,473	3,379	15,243	12,929

Operating expenses:

Research and development	1,202	601	3,397	2,958

Sales and marketing	1,389	1,167	4,575	4,212

General and administrative	1,192	813	3,911	3,063

Total operating expenses	3,783	2,581	11,883	10,233

Operating profit	690	798	3,360	2,696

Financial expenses (income), net	52	23	55	(60)

Income before taxes	638	775	3,305	2,756

Tax benefit	(1,029)	(2,404)	(1,098)	(2,404)

Net income attributable to ordinary and equivalently participating shareholders
	$1,667	$3,179	$4,403	$5,160

Earning per share- basic	$0.07	$0.13	$0.19	$0.21

Earning per share- diluted	$0.07	$0.13	$0.18	$0.20

Weighted average number of shares outstanding:
Basic	23,565	24,021	23,575	24,532

Diluted	24,767	25,408	24,874	25,292

COMMTOUCH SOFTWARE LTD.

RECONCILATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(In US$ thousands, except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2010	2009	2010	2009
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating profit	$690	$798	$3,360	$2,696
Stock-based compensation (1)	470	336	1,468	1,345
Amortization of intangible assets (2)	119	-	158	-
Other acquisition related costs (3)	30	-	301	-
Compensation expense - former CEO (5)	173	-	173	-

Non-GAAP operating profit	$1,482	$1,134	$5,460	$4,041

GAAP net income	$1,667	$3,179	$4,403	$5,160
Stock-based compensation (1)	470	336	1,468	1,345
Amortization of intangible assets (2)	119	-	158	-
Other acquisition related costs (3)	30	-	301	-
Taxes on the above items (4)	(1,029)	(2,404)	(1,098)	(2,404)
Compensation expense - former CEO (5)	173	-	173	-

Non-GAAP net income	$1,430	$1,111	$5,405	$4,101

GAAP earnings per share	$0.07	$0.13	$0.18	$0.20
Stock-based compensation (1)	0.02	0.01	0.06	0.05
Amortization of intangible assets (2)	0.005	-	0.01	-
Other acquisition related costs (3)	0.001	-	0.01	-
Taxes on the above items (4)	(0.042)	(0.09)	(0.04)	(0.10)
Compensation expense - former CEO (5)	0.01	-	0.01	-

Non-GAAP earnings per share	$0.06	$0.04	$0.22	$0.16

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	24,767	25,408	24,874	25,292

(1) Stock-based compensation
Cost of revenues	$9	$9	$38	$40
Research and development	85	76	316	302
Sales and marketing	91	72	373	300
General and administrative	285	179	741	703

	$470	$336	$1,468	$1,345
(2) Amortization of intangible assets
Cost of revenues	$47	-	$62	-
Sales and marketing	72	-	96	-

	$119	-	$158	-

(3) Other acquisition related costs
General and administrative	-	-	271	-
Cost of sales	30	-	30	-

	$30	-	$301	-

(4) Taxes on the above items
Tax benefit	(1,029)	(2,404)	(1,098)	(2,404)

	$(1,029)	(2,404)	$(1,098)	(2,404)

(5) Compensation expense - former CEO
General and administrative	173	-	173	-

	$173	-	$173	-

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31	December 31
	2010	2009
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$13,432	$17,275
Trade receivables	2,968	1,932
Deferred income taxes	1,940	1,417
Prepaid expenses and other accounts receivable	384	643
Total current assets	18,724	21,267

Long-term lease deposits	41	63
Severance pay fund	1,208	945
Property and equipment, net	920	701
Deferred income taxes	1,560	987
Intangible assets, net	4,510	-
Goodwill	3,792	-
Investment in affiliate	1,227	1,227
Total assets	31,982	25,190

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	550	357
Employees and payroll accruals	1,073	996
Accrued expenses and other liabilities	330	228
Deferred revenues	3,178	2,834
Total current liabilities	5,131	4,415

Deferred revenues	964	848
Other long term liabilities	2,831	-
Accrued severance pay	1,303	1,050
Total liabilities	5,098	1,898

Shareholders’ equity	21,753	18,877
Total liabilities and shareholders’ equity	$31,982	$25,190

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Twelve months ended
	December 31		December 31
	2010	2009	2010	2009
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Audited

Net income	$1,667	$3,179	$4,403	$5,160

Adjustments:
Depreciation	153	125	520	491
Compensations related to options issued to employees and consultants	477	348	1,496	1,377
Amortization of intangible assets	119	-	158	-

Changes in assets and liabilities:
Increase in trade receivables	(388)	(257)	(1,036)	(318)
Increase in deferred taxes	(1,027)	(2,404)	(1,096)	(2,404)
Decrease (increase) in prepaid expenses and other receivables	109	(153)	287	(271)
(Decrease) increase in accounts payable	(17)	(30)	138	112
Increase in employees and payroll accruals, accrued expenses and other liabilities	33	268	163	261
(Decrease) increase in deferred revenues	(315)	794	(697)	706
Capital gain from sale of fixed assets	-	-	(9)	-
Decrease in accrued severance pay, net	(9)	(26)	(10)	(32)
Net cash provided by operating activities	802	1,844	4,317	5,082

Cash from investing activities

Change in short term cash deposit	-	499	-	740
Sales of marketable securities	-	-	-	2,000
Change in long - term lease deposits	8	(4)	22	1
Proceed from sale of fixed assets	-	-	9	-
Consideration paid for acquisition of business	-	-	(4,600)	(477)
Purchase of property and equipment	(158)	(81)	(568)	(412)
Net cash (used in) provided by investing activities	(150)	414	(5,137)	1,852

Cash flows from financing activities

Buyback of outstanding shares	(497)	(1,174)	(3,820)	(3,538)
Proceeds from options and warrants exercised	768	148	797	218
Net cash provided by (used in) financing activities	271	(1,026)	(3,023)	(3,320)

(Decrease) increase in cash and cash equivalents	923	1,232	(3,843)	3,614
Cash and cash equivalents at the beginning of the period	12,509	16,043	17,275	13,661
Cash and cash equivalents at the end of the period	$13,432	$17,275	$13,432	$17,275